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SEC FILE NUMBER 1-16119
FORM 12b-25
CUSIP NUMBER 784121105
NOTIFICATION OF LATE FILING

(Check One):☐ Form 10-K ☐Form 20-F ☐Form 11-K ☒ Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:  June 30, 2006

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Transition Report on Form 10-K
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Transition Report on Form 20-F
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Transition Report on Form 11-K
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Transition Report on Form 10-Q
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Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________

PART I – REGISTRANT INFORMATION
SFBC International, Inc. Full Name of Registrant
Former Name if Applicable
504 Carnegie Center Address of Principal Executive Office (Street and Number)
Princeton, New Jersey 08540 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SFBC International, Inc.’s (the “Company”) Report on Form 10-Q for the quarter ended June 30, 2006 cannot be filed on a timely basis because of the time associated with an orderly shutdown of the Company’s South Florida operations and the time that has been needed to calculate and evaluate the costs associated with its discontinued operations.  This has delayed the Company’s accounting staff and management in completing the Form 10-Q. We expect to file the Form 10-Q within its extended deadline.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
David Natan (Name)	(609) 951-6800 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s direct revenue for the second quarter of 2006 was approximately $72.8 million, an increase of 18% compared to approximately $61.7 million for the second quarter of 2005. Total net revenue for the second quarter of 2006 was approximately $96.6 million, which included reimbursed out-of-pocket expenses of approximately $23.8 million, a 13% increase over approximately $85.7 million, which included reimbursed out-of-pocket expenses of approximately $24.0 million, in the second quarter of 2005.

The Company recorded pre-tax, non-cash impairment charges related to the write-down of goodwill for the Company's Clinical Pharmacology Services ("CPS") unit in the second quarter of 2006 of approximately $7.9 million.  All financial results and comparisons in this Form 12b-25 include the impact of the impairment charges to be recognized for the second quarter of 2006.

The net loss from continuing operations for the second quarter of 2006 was approximately $3.7 million compared to net earnings from continuing operations of approximately $1.7 million for the second quarter of 2005.

The loss from discontinued operations, net of income taxes, was approximately $16.0 million for the second quarter of 2006 compared to income from discontinued operations, net of income taxes, of approximately $5.4 million in the prior year's second quarter. Additional detail regarding the Company's discontinued operations is disclosed on the Company's Form 8-K which was filed on August 4, 2006.

Net loss for the second quarter of 2006 was approximately $19.7 million, or $1.09 per basic and fully diluted share, compared to net earnings of $7.1 million, or $0.39 per basic share and $0.38 per fully diluted share, in the second quarter of 2005. These second quarter 2006 results include the impairment charge of $7.9 million described above, additional legal and other professional fees related to recent events of approximately $1.1 million, a non-recurring, non-cash charge of approximately $1.2 million related to the write-off of deferred financing costs, and non-cash amortization of acquisition-related intangible expenses of approximately $0.8 million. In addition, net loss in the second quarter of 2006 includes non-cash stock option expense of approximately $0.3 million in accordance with SFAS No. 123R, Share-Based Payment, which the Company adopted as of January 1, 2006. Non-cash stock option expense is not included in net earnings for the second quarter of 2005. Because the Company had a loss for the second quarter of 2006, 139,237 dilutive equivalents have been excluded from the calculation of diluted earnings per common share, since they were antidilutive.

As of June 30, 2006, SFBC had approximately $143.8 million in convertible notes outstanding and $17.0 million drawn on its $45.0 million Senior Secured Credit Facility ("Credit Facility"). To facilitate the filing of the Company's Form 10-Q for the period ended June 30, 2006 within the extended deadline of August 14, 2006, the Company has obtained waivers through August 15, 2006 for all of the Company's defaults related to covenants and certain other terms under its existing Credit Facility. The Company is in discussions with its lenders to extend the waivers or obtain new covenants to its existing Credit Facility.

SFBC International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date            August 9, 2006               By   /s/  David Natan

David Natan, Chief Financial Officer

ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).